UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

WEBSENSE, INC.

(Name of Subject Company)

WEBSENSE, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

947684106

(CUSIP Number of Class of Securities)

John McCormack

President and Chief Executive Officer

Websense, Inc.

10240 Sorrento Valley Road

San Diego, CA 92121

(858) 320-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 8.01 of the Current Report on Form 8-K filed by Websense, Inc. on May 23, 2013 (including all exhibits attached thereto) are incorporated herein by reference.

Websense, Inc. made the following weblog entry on its corporate website on May 23, 2013.

Websense Focuses on Continued Security Innovation with Acquisition

John McCormack

By now, many of you have seen this week’s announcement detailing the Websense agreement to be acquired by Vista Equity Partners and become a privately held company. I view this as a very positive development for our Websense customers, partners, shareholders, prospects and employees.

Our top priority continues to be protecting organizations from data theft and the latest advanced cyberattacks. To that end, delivering an exceptional customer experience, through the innovative TRITON platform, is paramount.

Vista Equity Partners is a leading private equity firm focused on investing in software, data and technology-enabled businesses. Vista’s expertise, operational discipline and best practices will enable Websense to continue to invest in the business, maintaining and building our leadership position in security technology innovation. Vista supports our TRITON strategy and is enthusiastic about our prospects for future growth.

Together, we believe that this announcement bodes well for Websense and our customers, partners, prospects and employees.

We look forward to the days ahead, as we continue to exceed expectations as your chosen cybersecurity solution provider.